SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ASCENT CAPITAL GROUP, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock:  043632 108

Series B Common Stock:  043632 207

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 15, 2012

(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043632 108 (Series A Common Stock) CUSIP No. 043632 207 (Series B Common Stock)

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A: 193,071 (1, 2, 3, 4) Series B: 685,559 (1)

	8	Shared Voting Power Series A: 2,570 (5) Series B: 9,178 (5)

	9	Sole Dispositive Power Series A: 193,071 (1, 2, 3, 4) Series B: 685,559 (1)

	10	Shared Dispositive Power Series A: 2,570 (5) Series B: 9,178 (5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A: 195,641 (1, 2, 3, 4, 5) Series B: 694,737 (1, 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Series A: 1.4% (3, 6) Series B: 94.2% (6)

14	Type of Reporting Person IN

(1)  Includes 26,833 shares of Series A Common Stock and 17,046 shares of Series B Common Stock held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone has disclaimed beneficial ownership.

(2) Includes 16 and 55,317 shares of Series A Common Stock held by two trusts with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the trusts.

(3)  Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock owned by Mr. Malone or his wife; however, if such shares of Series B Common Stock were converted and the corresponding shares of Series A Common Stock were included, Mr. Malone would have sole voting and dispositive power over 887,808 shares of Series A Common Stock, and the percent of Series A Common Stock, as a series, represented by Mr. Malone’s beneficial ownership would be approximately 6.3%, in each case subject to the relevant footnotes set forth herein.

(4)  Includes 624 shares of Series A Common Stock that may be acquired upon exercise of stock options exercisable within 60 days after October 31, 2012.

(5)  Includes 2,570 shares of Series A Common Stock and 9,178 shares of Series B Common Stock held by two trusts managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children.  Mr. Malone has no pecuniary interest in the trusts, but he retains the right to substitute the assets held by the trusts.  Mr. Malone disclaims beneficial ownership of such shares.

(6)  As of October 31, 2012, the Issuer had 13,344,633 shares of Series A Common Stock and 737,166 shares of Series B Common Stock outstanding.  Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock.  Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 34.5% of the voting power with respect to the general election of directors of the Issuer based on the number of shares outstanding specified above and calculated pursuant to Rule 13d-3 of the Exchange Act.  See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

ASCENT CAPITAL GROUP, INC.
(formerly known as Ascent Media Corporation)

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone” or the “Reporting Person”) with the Securities and Exchange Commission (“SEC”) on September 26, 2008 (the “Original Statement”), as amended by Amendment No. 1 filed with the SEC by Mr. Malone on January 28, 2010 (together with the Original Statement, the “Schedule 13D”), and relates to the Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”), and the Series B Common Stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), of Ascent Capital Group, Inc., formerly known as Ascent Media Corporation, a Delaware corporation (the “Issuer”).  Capitalized terms not defined herein have the meanings given to such terms in the Original Statement.

This Amendment is being filed to update Mr. Malone’s beneficial ownership of shares of Series A Common Stock and Series B Common Stock.

Item 1.           Security and Issuer.

The first and second paragraphs of Item 1 of the Schedule 13D are hereby amended and restated to read as follows:

John C. Malone is filing this Statement on Schedule 13D (the “Statement”) with respect to the following series of common stock of Ascent Capital Group, Inc., a Delaware corporation (the “Issuer”), beneficially owned by Mr. Malone:

(a) Series A Common Stock, par value $0.01 per share (the “Series A Common Stock”); and

(b) Series B Common Stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”).

The Issuer’s executive offices are located at 5251 DTC Parkway, Suite 1000, Greenwood Village, Colorado 80111.

Item 2.           Identity and Background.

The first paragraph of Item 2 of the Schedule 13D is hereby amended and restated to read as follows:

The Reporting Person is John C. Malone, whose business address is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. Mr. Malone is currently the Chairman of the Board of each of Liberty Media Corporation and Liberty Interactive Corporation.

Item 3.           Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following information:

Between October 1, 2012 and November 14, 2012, Mr. Malone acquired an aggregate of 44,400 shares of Series A Common Stock in open market purchases pursuant to a Rule 10b5-1 trading plan adopted by Mr. Malone on September 25, 2012. The table below sets forth for each day the number of shares purchased on such day and the per share weighted average price for such purchases. Mr. Malone used available cash on hand to acquire such shares.

Date of Purchase	Number of Shares of Series A Common Stock Purchased	Per Share Weighted Average Price
10/01/2012	7,900	$54.408
10/02/2012	6,624	$54.911
10/03/2012	476	$55.302
10/08/2012	5,000	$55.482
10/09/2012	3,200	$55
10/15/2012	5,000	$57.743
10/22/2012	5,000	$57.326
10/31/2012	5,000	$58.195
11/05/2012	300	$59.93
11/07/2012	900	$60
11/13/2012	1,100	$59.996
11/14/2012	3,900	$59.31

On November 15, 2012, Mr. Malone purchased 76,212 shares of Series B Common Stock in a private transaction at a price of $63.41 per share. Mr. Malone used available cash on hand to acquire such shares.

Item 4.           Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On September 13, 2012, Mr. Malone resigned from the Board.

Other than as provided herein, Mr. Malone does not have any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or pursuant to the exercise of stock options or under other compensatory stock plans of the Issuer or (ii) to dispose of all or a portion of his holdings of shares of Common Stock. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.           Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           Mr. Malone beneficially owns (without giving effect to the conversion of Series B Common Stock into Series A Common Stock) (i) 195,641 shares of Series A Common Stock (including (A) 26,833 shares held by his wife as to which he disclaims beneficial ownership; (B) 16 and 55,317 shares held by two trusts with respect to which Mr. Malone is the sole trustee and, with his wife, Leslie Malone, retains a unitrust interest in the trusts; (C)

2,570 shares held by the Trusts; and (D) 624 shares that may be acquired within 60 days after October 31, 2012 pursuant to stock options), which represent approximately 1.4% of the outstanding shares of Series A Common Stock; and (ii) 694,737 shares of Series B Common Stock (including (A) 17,046 shares held by his wife as to which he disclaims beneficial ownership and (B) 9,178 shares held by the Trusts), which represent approximately 94.2% of the outstanding shares of Series B Common Stock.  The foregoing percentage interests are based on (1) 13,344,633 shares of Series A Common Stock and 737,166 shares of Series B Common Stock, in each case outstanding as of October 31, 2012, and (2) as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Common Stock held by Mr. Malone and exercisable within 60 days after October 31, 2012. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 34.5% of the voting power with respect to the general election of directors of the Issuer.

(b)           Mr. Malone, and, to his knowledge, his wife each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock.  The Trusts hold 2,570 shares of Series A Common Stock and 9,178 shares of Series B Common Stock. Mr. Malone has no pecuniary interest in the shares held by the Trusts and disclaims beneficial ownership of such shares.  To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts. However, Mr. Malone may substitute assets in the Trusts and may acquire shares held in the Trust at any time.

(c)           Other than as reported in this Amendment, neither Mr. Malone nor, to his knowledge, his wife or the Trusts, has executed any transactions in respect of the Common Stock within the last sixty days.

(d)           Not Applicable.

(e)           Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2012

/s/ John C. Malone
John C. Malone